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Exhibit 12.

Questar Market Resources and Subsidiaries
Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2002	2001	2000
	(Dollars In Thousands)
Earnings
Income before income taxes	$151,094	$155,352	$116,426
Plus debt expense	34,705	22,872	22,922
Plus interest portion of rental expense	1,182	1,112	985
Less company's share of earnings of equity investees	(3,997)	(1,265)	(2,776)
Plus distributions of equity investees	7,218	553	659
Less minority interest in loss	(484)	(359)
Plus minority interest in earnings			338

	$189,738	$178,265	$138,554

Fixed Charges
Debt expense	$34,705	$22,872	$22,922
Plus interest portion of rental expense	1,182	1,112	985

	$35,887	$23,984	$23,907

Ratio of Earnings to Fixed Charges	5.29	7.43	5.80

        For purposes of this presentation, earnings represent income before income taxes adjusted for fixed charges, equity in minority interest, earnings and distributions of equity investees. Fixed charges consist of total interest charges (expensed and capitalized), amortization of debt issuance costs, and the interest portion of rental expense estimated at 50%. Income before income taxes includes Questar Market Resources' share of pretax earnings of equity investees.

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  Exhibit 12.
Questar Market Resources and Subsidiaries Ratio of Earnings to Fixed Charges